SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL is the First Airline in South America to Operate with Boeing’s new Sky Interior

New interior has state-of-the-art technology, offering greater passenger comfort and convenience

São Paulo, May 31, 2011 – GOL Linhas Aéreas Inteligentes S.A.(BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, and the U.S. aircraft manufacturer, Boeing, announced today that the Brazilian company will receive its first Next Generation 737-800 equipped with the new Sky Interior standard.

“GOL was one of the first airlines in the world to order Sky Interior and will now be the first in South America operate with this equipment, which offers state-of-the-art tecnhology and a unequalled passenger experience,” declared Claudia Pagnano, GOL’s Market and New Business Development Vice-President. "We are extremely happy that we can offer our customers this unique experience. They will be pleasantly surprised and will be absolutely certain that they are flying with GOL as soon as they step aboard one of our planes fitted out with a futuristic new interior."

Sky Interior has a new layout and new lighting, creating a distintive traveling experience. Passengers will be able to take advantage of a more open cabin and a calm blue sky projected onto the ceiling via light-emitting diode (LED). The new interior also features modern sculpted side walls and internal window frames that have been modified to improve passengers’ angle of vision.

"Since its inception ten years ago, GOL has always led the way in adopting the latest technological advances,” explained Van Rex Gallard, Boeing Commercial Airplanes’ Vice-President of Sales for Latin America, the Caribbean and Africa. "Its commitment to continuous improvement began with the introduction of the 737-800 SFP (Short-Field Performance) and has been constantly reconfirmed with investments in hardware and software, which have made its planes even more efficient, as well as in technology such as Sky Interior, which increases the comfort of its passengers.”

Sky Interior also offers more spacious baggage compartments, so that travelers can keep their cases closer to their seats. The technology of these compartments allows passengers to stow and remove their belongings more rapidly, reducing or eliminating the line in the corridor when boarding and landing. It is the first time Boeing has introduced this system into single-corridor planes.

"GOL’s success was built on our philosophy of innovation, efficiency and convenience for our passengers," added Pagnano. "With the new interior, we are taking this philosophy into our aircraft, with elements that are tangible for our passengers, ensuering a more pleasant traveling experience and a more efficient boarding process".

The Boeing 737 Sky Interior is the most recent of a series of improvements for companies and passengers using 737 Next Generation aircraft. The manufacturer has also been introducing a performance-enhancing package to reduce carbon emissions and fuel consumption by 2% - GOL’s 737-700 and 737-800 aircraft are already around 7% more efficient than the previous generation of 737s.

Contact

Investor Relations

Leonardo Pereira – CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.